UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-31221

Total number of pages: 79

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 25, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the six months ended September 30, 2013
2.	Results for the first six months of the fiscal year ending March 31, 2014

Earnings Release	October 25, 2013
For the Six Months Ended September 30, 2013	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Norihiro Demizu, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	October 31, 2013
Scheduled date for dividend payment:	November 20, 2013
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Six Months Ended September 30, 2013 (April 1, 2013 - September 30, 2013)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before income taxes and equity in net income (losses) of affiliates		Net Income Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2013	2,198,971	(0.4)%	473,155	0.4%	481,772	3.5%	300,400	5.1%
Six months ended September 30, 2012	2,207,320	4.5%	471,109	(7.4)%	465,586	(9.0)%	285,884	(4.4)%

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the six months ended September 30, 2013:	330,379 million yen	11.0%
		For the six months ended September 30, 2012:	297,553 million yen	3.4%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2013	72.44(yen)	—
Six months ended September 30, 2012	68.94(yen)	—

(Percentages above represent changes compared to the corresponding previous quarterly period)

(Note)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
September 30, 2013	7,281,834	5,613,082	5,574,359	76.6%	1,344.27(yen)
March 31, 2013	7,169,725	5,410,565	5,368,475	74.9%	1,294.62(yen)

(Note 1)	The reported consolidated financial statements for the fiscal year ended March 2013 have been revised for the retrospective application of equity method for an investee, please see “3.(4) iv. Retrospective application of equity method for an investee” on page 18.
(Note 2)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “NTT DOCOMO, INC. Shareholders’ Equity per Share” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

2. Dividends

	Cash Dividends per Share (yen)
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2013	—	3,000.00	—	3,000.00	6,000.00
Year ending March 31, 2014	—	3,000.00
Year ending March 31, 2014 (Forecasts)			—	30.00	—

(Note 1)	Revisions to the forecasts of dividends: None
(Note 2)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, dividend forecasts for the fiscal year ending March 31, 2014, take into account the stock split.

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014 (April 1, 2013 - March 31, 2014)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before income taxes and equity in net income (losses) of affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2014	4,640,000	3.8%	840,000	0.3%	842,000	1.0%	510,000	3.9%	122.99(yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note 1)	Revisions to the forecasts of consolidated financial results: Yes
(Note 2)	We conducted a 1:100 stock split with an effective date of October 1, 2013. “Basic Earnings per Share attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2014, takes into account the stock split.

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the six months ended September 30, 2013 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of September 30, 2013:	4,365,000,000 shares
	As of March 31, 2013:	4,365,000,000 shares

ii. Number of treasury stock:	As of September 30, 2013:	218,239,900 shares
	As of March 31, 2013:	218,239,900 shares

iii. Number of weighted average common shares outstanding:	For the six months ended September 30, 2013:	4,146,760,100 shares
	For the six months ended September 30, 2012:	4,146,760,100 shares

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Number of issued shares(common stock)” are disclosed on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2014, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2014” on page 11 and “5. Special Note Regarding Forward-Looking Statements” on page 23, contained in the attachment.

2. Stock split

We conducted a 1:100 stock split with an effective date of October 1, 2013.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2013

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Amid a major transition driven mainly by the rapid proliferation of smartphones, the competition in Japan’s mobile telecommunications market remains intense due to active movement of subscribers using the Mobile Number Portability (MNP) system and other factors.

Under these market conditions, based on our Medium-Term Vision 2015: “Shaping a Smart Life,” we have been taking steps for the reinforcement of our core mobile business and have been working on the expansion of new non-core businesses to create new value, thereby supporting the everyday lives of our customers and businesses to impart a sense of safety, security, convenience and efficiency as a “Partner for a Smart Life.”

In the fiscal year ending March 31, 2014, we are focusing on the “expansion of smartphone user base” and “creation of new revenue sources leveraging “docomo cloud” while moving ahead with the “structural reforms for the reinforcement of managerial foundation.”

During the six months ended September 30, 2013, we started handling Apple Inc.’s “iPhone”*1 to further boost the uptake of smartphones, and continued our efforts to improve our Xi (LTE*2 services) in order to ensure safe, secure and high-quality network operations.

As part of the initiatives aimed at creating new revenue sources, we strived to enrich our “dmarket” portal and other “docomo cloud” features and content, and we agreed on a business and capital alliance with Tokyo Broadcasting System Holdings, Inc. toward the goal of enriching our “dvideo” store and other video content services for smartphones. We also accelerated our collaboration with external entities, announcing the acquisition of all shares in fine trade gmbh, the Austria-based e-commerce trading solution provider with payment options, for the purpose of expanding payment platforms for Europe.

Furthermore, we have moved ahead with our structural reform programs to solidify our managerial foundation, newly establishing “the Structural Reform Office”—a unit responsible for performing a sweeping review of our business management and advancing the consideration for shift of resources to new business fields.

As a result of the foregoing, for the six months ended September 30, 2013, operating revenues decreased by ¥8.3 billion from the same period of the previous fiscal year to ¥2,199.0 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes Of Use), despite a favorable expansion of our new business fields, an increase in the number of Xi subscriptions and a growth in the user base of smartphones as a result of our active sales promotion.

Operating expenses decreased by ¥10.4 billion from the same period of the previous fiscal year to ¥1,725.8 billion as a result of cost efficiency improvement toward the goal of further strengthening our management structure, despite increasing costs for measures aimed to improve Xi network and expand new business fields.

As a result of the foregoing, we recorded operating income of ¥473.2 billion (an increase of ¥2.0 billion from the same period of the previous fiscal year).

Income before income taxes and equity in net income (losses) of affiliates was ¥481.8 billion, and net income attributable to NTT DOCOMO, INC. was ¥300.4 billion (an increase of ¥14.5 billion from the same period of the previous fiscal year).

DOCOMO Earnings Release	Six Months Ended September 30, 2013

*1:	“iPhone” is a trademark of Apple Inc.
The iPhone trademark is used under license from AIPHONE CO., LTD.
*2:	Abbreviation for Long Term Evolution, a mobile communications standard specified by international standardization body 3GPP (3rd Generation Partnership Project).

Consolidated results of operations for the six months ended September 30, 2013 and 2012 were as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Operating revenues	¥2,207.3	¥2,199.0	¥(8.3)	(0.4)%
Operating expenses	1,736.2	1,725.8	(10.4)	(0.6)

Operating income	471.1	473.2	2.0	0.4
Other income (expense)	(5.5)	8.6	14.1	–

Income before income taxes and equity in net income (losses) of affiliates	465.6	481.8	16.2	3.5
Income taxes	184.2	184.6	0.4	0.2

Income before equity in net income (losses) of affiliates	281.4	297.2	15.8	5.6
Equity in net income (losses) of affiliates, net of applicable taxes	(0.5)	(0.0)	0.5	94.4

Net income	280.9	297.2	16.3	5.8
Less: Net (income) loss attributable to noncontrolling interests	5.0	3.2	(1.7)	(35.0)

Net income attributable to NTT DOCOMO, INC.	¥285.9	¥300.4	¥14.5	5.1

EBITDA margin*	36.5%	37.6%	1.1point	–

ROCE before tax effect*	8.7%	8.3%	(0.4)point	–

ROCE after tax effect*	5.4%	5.1%	(0.3)point	–

*	EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

DOCOMO Earnings Release	Six Months Ended September 30, 2013

<Operating revenues>

	Billions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Mobile communications services	¥1,606.3	¥1,491.7	¥(114.5)	(7.1)%
- Voice revenues	668.5	542.4	(126.1)	(18.9)
- Packet communications revenues	937.8	949.3	11.6	1.2
Equipment sales	362.4	399.4	37.1	10.2
Other operating revenues	238.7	307.8	69.1	29.0

Total operating revenues	¥2,207.3	¥2,199.0	¥(8.3)	(0.4)%

Notes:

1.	Voice revenues include data communications revenues through circuit switching systems.
2.	Certain reclassifications have been made to “Operating revenues” for the same period of the previous fiscal year to conform to the presentation used for the six months ended September 30, 2013.

<Operating expenses>

	Billions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Personnel expenses	¥138.0	¥142.7	¥4.7	3.4%
Non-personnel expenses	1,123.5	1,085.1	(38.4)	(3.4)
Depreciation and amortization	324.2	339.1	14.9	4.6
Loss on disposal of property, plant and equipment and intangible assets	22.5	32.1	9.6	42.7
Communication network charges	108.5	107.2	(1.2)	(1.1)
Taxes and public dues	19.5	19.6	0.1	0.4

Total operating expenses	¥1,736.2	¥1,725.8	¥ (10.4)	(0.6)%

ARPU and MOU

<Trend of ARPU and MOU>

	Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Aggregate ARPU*	¥4,900	¥4,600	¥(300)	(6.1)%
Voice ARPU	1,850	1,450	(400)	(21.6)
Packet ARPU	2,660	2,670	10	0.4
Smart ARPU	390	480	90	23.1

MOU* (minutes)	119	108	(11)	(9.2)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 21 for definition and calculation methods.

DOCOMO Earnings Release	Six Months Ended September 30, 2013

ii. Segment Results

Mobile phone business—

With the aim of expanding our smartphone user base, we have been reinforcing our offerings of “devices,” “network” and “services,” which are the basic components of our business, and we have been delivering state-of-the-art services that are only available from us, leveraging our proprietary “docomo cloud” technology.

«1. Expansion of Smartphone User Base»

<Devices>

•	We started marketing “iPhone 5s” and “iPhone 5c” from September 2013.

•

We released “Raku-Raku SMARTPHONE 2,” an easy-to-use smartphone compatible with our Xi LTE service featuring high-speed and high-capacity access as well as our proprietary “dmarket” portal. In October 2013, we introduced “Raku-Raku SMARTPHONE PREMIUM,” newly offering compatibility with “Google PlayTM”*[1].

<Network>

•

We continued to make efforts to expand the Xi service area by increasing the number of Xi base stations to 37,000. We also commenced trial operations in some limited areas of Kanagawa, Osaka and Kyoto to prepare for the launch of ultra-high speed communications service that offers downlink speeds of up to 150Mbps on our Xi LTE network.

•

During climbing season for Mount Fuji many people visit to, we provided Xi services for the first time at certain areas such as the top of the mountain, the starting point for climbers, trails and lodges, in addition to FOMA services from July to August, 2013.

•

We expanded the coverage of “docomo Wi-Fi” public wireless LAN service that offers high-speed and large-capacity data access to the users of smartphones and other devices, introducing new spots primarily in large-scale commercial facilities, restaurant chains and railway stations for the convenience of users.

<Services>

•

We started offering a new O2O*[2] platform, “Shoplat” that allows users to obtain information pertaining to valuable offers or discount coupons by visiting a shop participating in the program with their smartphone application activated.

•	We started “Online Handset Repair Acceptance Service,” enabling users to apply for handset repair from our website.

•

The total subscriptions to “Osusume Pack,” which provides a bundle of recommended services that allows users to use their smartphones in various convenient ways, topped 1 million in July 2013. The total subscriptions to “Anshin Pack,” a package of services designed to ensure worry-free use of smartphones, exceeded 2.50 million in September 2013.

As a result of the foregoing, the total number of smartphones sold in the six months ended September 30, 2013 reached approximately 6.32 million units, and the total number of Xi subscriptions as of September 30, 2013 grew to approximately 16.40 million.

DOCOMO Earnings Release	Six Months Ended September 30, 2013

«2. Creation of New Revenue Sources Leveraging “docomo cloud”»

•	The total subscriptions to “danime store,” our animation video distribution service for smartphones, topped 1 million in August 2013.

•

As a functional enhancement of our “SmartTV dstick 01,” a stick-type device that allows users to view “dvideo” and other contents on ordinary TVs by inserting the device into the TV’s external interface socket, we added compatibility with our “Photo Collection” service—an easy-to-use cloud-based solution for storing or organizing photographs and videos stored in smartphones—to enable users to view them on TV screens.

The total number of cellular subscriptions as of September 30, 2013 was 61.77 million (an increase of 0.99 million compared to the number as of September, 30, 2012) due to brisk smartphone sales. However, the competition with other carriers for the acquisition of net additions remained intense, and the impact of subscriber port-outs using the MNP system expanded. As a consequence, our cellular churn rate for the six months ended September 30, 2013 increased by 0.09 points from the same period of the previous fiscal year to 0.86%.

While voice revenues decreased by ¥126.1 billion, due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes Of Use), packet revenues increased by ¥11.6 billion due to an increase in the number of Xi subscriptions and a growth in the number of smartphone users as a result of our active sales promotion. Equipment sales revenues grew by ¥37.1 billion due to an increase in the number of handsets sold.

As a result of the foregoing, operating revenues and operating income from the mobile phone business for the six months ended September 30, 2013, were ¥2,090.6 billion (a decrease of ¥38.1 billion from the same period of the previous fiscal year) and ¥480.8 billion (a decrease of ¥6.0 billion from the same period of the previous fiscal year), respectively.

*1:	“Google Play” is a trademark or registered trademark of Google Inc.
*2:	Abbreviation for “Online to Offline”, a mechanism for attracting consumers to retail stores, commercial facilities or other physical shops (off line) using the Internet (online) and stimulating purchase of products and services.

DOCOMO Earnings Release	Six Months Ended September 30, 2013

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	September 30, 2012	September 30, 2013	Increase (Decrease)
Cellular services	60,787	61,772	985	1.6%
Cellular (Xi) services	6,198	16,398	10,200	164.6
Cellular (FOMA) services	54,588	45,374	(9,215)	(16.9)
packet flat-rate services	37,781	39,242	1,461	3.9
i-mode services	37,356	29,228	(8,127)	(21.8)
sp-mode services	14,289	21,079	6,790	47.5

Notes:

1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Number of handsets sold	11,837	10,473	(1,364)	(11.5)%
Cellular (Xi) services
New Xi subscription	1,157	1,883	725	62.7
Change of subscription from FOMA	2,994	3,604	610	20.4
Xi handset upgrade by Xi subscribers	176	933	757	431.0
Cellular (FOMA) services
New FOMA subscription	2,280	1,533	(747)	(32.8)
Change of subscription from Xi	10	30	20	209.6
FOMA handset upgrade by FOMA subscribers	5,220	2,491	(2,730)	(52.3)

Churn Rate	0.77%	0.86%	0.09 point	—

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Operating revenues from mobile phone business	¥2,128.7	¥2,090.6	¥(38.1)	(1.8)%
Operating income (loss) from mobile phone business	486.8	480.8	(6.0)	(1.2)

DOCOMO Earnings Release	Six Months Ended September 30, 2013

All other businesses—

We have been engaged in providing various services in new business fields and pursuing collaborations with corporate partners aimed at the realization of a more fulfilling “Smart Life.”

«Business Deployment by Subsidiaries»

•

DOCOMO InsightMarketing, Inc. announced that it would start supplying “Mobile Spatial Statistics”*, a demographic statistics service based on data obtained through mobile phone network, to academic institutions, businesses and other entities from October, 2013.

•	The total subscriptions to “Karada-no-Kimochi,” a health assistance service for women provided by docomo Healthcare, Inc., topped 0.20 million in August 2013.

As a result of the foregoing, operating revenues from all other businesses for the six months ended September 30, 2013 was ¥108.4 billion (an increase of ¥29.8 billion from the same period of the previous fiscal year). Operating revenues from all other businesses accounted for 4.9% of total operating revenues.

On the other hand, operating expenses from all other businesses increased to ¥116.0 billion and consequently operating loss from all other businesses was ¥7.6 billion.

*	A mechanism that enables us to estimate the distribution and structure of, or variations in population by region, using certain information (location and customer attribute information after processing for privacy protection) acquired in the course of providing customers with mobile phone service.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Operating revenues from all other businesses	¥78.6	¥108.4	¥29.8	37.9%
Operating income (loss) from all other businesses	(15.7)	(7.6)	8.0	51.3

DOCOMO Earnings Release	Six Months Ended September 30, 2013

iii. CSR Activities

In accordance with “the Medium-Term Vision 2015,” we have been making unrelenting efforts for the construction of high-quality network, provision of stable services and creation of new value as a “Partner for a Smart Life.”

We believe it is our responsibility to contribute to building a society where everyone can live a safe, secure and comfortable life filled with richness, beyond borders and across generations, assisted by our business activities, and we put CSR (corporate social responsibility) at the heart of our management agenda.

The principal actions undertaken in the six months ended September 30, 2013 are summarized below:

•

As an initiative aimed at protecting young users, we launched a service for content providers operating SNS or blogs, etc., which informs them as to whether or not the user has reached the specified age at which the users are permitted to use their contents. In addition, for data access via Wi-Fi other than our proprietary “docomo Wi-Fi” service, we enabled the use of filtering service comparable to the “sp-mode filter”, to move ahead with the construction of a usage environment that allows users to impart a sense of safety and security.

•

We took actions aimed at enhancing users’ awareness of smartphone usage manners, continuing to post warnings alerting the risks of using a smartphone while walking on newspapers, outdoor signboards and other advertisements.

•

As part of our environmental protection initiatives, we purchased the CO2 absorption credit of the FORESTOCK-certified* town-owned forests in Minamisanriku, Miyagi Prefecture. When combined with the absorption credit purchased in February 2013, we provided support for the conservation of approximately 444 hectares, or approximately 55% of the total applicable forests in Minamisanriku.

*	A forest certification system operated by FORESTOCK Association, under which forests in Japan are evaluated and certified based on certain criteria such as “conservation of biodiversity” and “appropriate and sustainable maintenance of forest.”

iv. Trend of Capital Expenditures

We pursued efficient utilizations of our facilities and reduction of equipment procurement cost, while moving forward with investments required for roll-out of Xi service areas and facility buildup to accommodate the growth of data traffic.

As a result of the foregoing, the total amount of capital expenditures made during the six months ended September 30, 2013 decreased by 16.4% from the same period of the previous fiscal year to ¥301.8 billion.

<Capital expenditures>

	Billions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Total capital expenditures	¥361.0	¥301.8	¥(59.2)	(16.4)%
Mobile phone business	293.2	256.4	(36.8)	(12.6)
Other (including information systems)	67.8	45.4	(22.4)	(33.0)

9

DOCOMO Earnings Release	Six Months Ended September 30, 2013

(2) Financial Review

i. Financial Position

	Billions of yen
	September 30, 2012	September 30, 2013	Increase (Decrease)		(Reference) March 31, 2013
Total assets	¥7,005.3	¥7,281.8	¥276.5	3.9%	¥7,169.7
NTT DOCOMO, INC. shareholders’ equity	5,243.9	5,574.4	330.4	6.3	5,368.5
Liabilities	1,715.7	1,668.8	(46.9)	(2.7)	1,759.2
Including: Interest bearing liabilities	254.0	242.7	(11.3)	(4.4)	253.8

Shareholders’ equity ratio (1)	74.9%	76.6%	1.7 point	–	74.9%
Debt ratio (2)	4.6%	4.2%	(0.4) point	–	4.5%

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

(3)    “(Reference) March 31, 2013” have been revised for the retrospective application of equity method for an investee. Please see “3.(4) iv. Retrospective application of equity method for an investee” on page 18.

ii. Cash Flow Conditions

For the six months ended September 30, 2013, net cash provided by operating activities was ¥579.7 billion, an increase of ¥192.7 billion (49.8%) from the same period of the previous fiscal year due to a decrease in the amount of income taxes paid, and an increase in cash inflows resulting from the collection of installment receivables from subscribers, in addition to the elimination of the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION for the same period of the previous fiscal year.

Net cash used in investing activities was ¥452.4 billion, a decrease of ¥5.8 billion (1.3%) from the same period of the previous fiscal year. This was mainly due to a decrease in purchases of property, plant and equipment by pursuing cost efficiency improvement for network facilities and also a decrease in purchases of short-term investments of more than three months for cash management purpose, despite decreases in cash inflow resulting from redemption of short-term investments of more than three months for cash management purpose and proceeds from redemption of short-term bailment for consumption to a related party, and an increase in short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥143.1 billion, an increase of ¥12.9 billion (9.9%) from the same period of the previous fiscal year mainly due to an increase in cash outflow from dividends paid.

As a result of the foregoing, the balance of cash and cash equivalents was ¥480.0 billion as of September 30, 2013, a decrease of ¥13.6 billion (2.8%) from the previous fiscal year end.

	Billions of yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Increase (Decrease)
Net cash provided by operating activities	¥387.0	¥579.7	¥192.7	49.8%
Net cash used in investing activities	(458.2)	(452.4)	5.8	1.3
Net cash provided by (used in) financing activities	(130.2)	(143.1)	(12.9)	(9.9)
Free cash flows (1)	(71.2)	127.2	198.4	–
Free cash flows excluding the effects of irregular factors (2), the effect of transfer of receivables (3) and changes in investments for cash management purposes (4)*	56.2	199.3	143.1	254.8

Notes:	(1) Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2) Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
(3) Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION

(4)    Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

10

DOCOMO Earnings Release	Six Months Ended September 30, 2013

(3) Prospects for the Fiscal Year Ending March 31, 2014

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as the acquisition of subscribers and the further improvement of service offerings. Under these market conditions, we forecasts operating revenues and operating income for the fiscal year ending March 31, 2014 to be in line with our original forecasts.

Operating revenues are estimated to be ¥4,640.0 billion, equal to our original forecasts as an increase in equipment sales offsets a decrease in revenues from mobile communication services mainly due to the impacts of penetration of the “Monthly Support” discount program.

Operating expenses are estimated to be the same as our original forecasts of ¥3,800.0 billion because greater-than-expected cost reduction, as a result of cost efficiency improvements should offset an increase in revenue-linked expenses in a fiercely competitive market for bringing in new customers.

As the result of the foregoing, operating income is estimated to be the same as the original forecasts of ¥840.0 billion.

	Billions of yen
	Year ending March 31, 2014 (Original Forecasts)	Year ending March 31, 2014 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2013 (Actual Results)
Operating revenues	¥4,640.0	¥4,640.0	¥–	–%	¥4,470.1
Operating income	840.0	840.0	–	–	837.2
Income before income taxes and equity in net income (losses) of affiliates	850.0	842.0	(8.0)	(0.9)	833.3
Net income attributable to NTT DOCOMO, INC.	510.0	510.0	–	–	491.0
Capital expenditures	700.0	700.0	–	–	753.7
Adjusted free cash flows excluding the effects of irregular factors, the effect of transfer of receivables, and changes in investments for cash management purposes*	400.0	300.0	(100.0)	(25.0)	225.6
EBITDA*	1,588.0	1,581.0	(7.0)	(0.4)	1,569.3
EBITDA margin*	34.2%	34.1%	(0.1) point	–	35.1%
ROCE before tax effect*	14.6%	14.6%	–	–	15.3%
ROCE after tax effect*	9.1%	9.0%	(0.1) point	–	9.5%

Note:

“Year ending March 31, 2014 (Original Forecasts)” and “Year ended March 31, 2013 (Actual Results)” have been revised for the retrospective application of equity method for an investee. Please see “3.(4) iv. Retrospective application of equity method for an investee” on page 18.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

11

DOCOMO Earnings Release	Six Months Ended September 30, 2013

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

12

DOCOMO Earnings Release	Six Months Ended September 30, 2013

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥493,674	¥480,048
Short-term investments	41,762	113,846
Accounts receivable	260,342	203,082
Receivables held for sale	638,149	692,237
Credit card receivables	194,607	204,209
Other receivables	289,849	302,977
Allowance for doubtful accounts	(16,843)	(12,835)
Inventories	180,736	185,208
Deferred tax assets	70,784	68,280
Prepaid expenses and other current assets	83,442	102,067

Total current assets	2,236,502	2,339,119

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686	4,971,383
Buildings and structures	882,165	885,247
Tools, furniture and fixtures	532,506	543,449
Land	200,382	200,658
Construction in progress	127,592	147,471
Accumulated depreciation and amortization	(4,334,047)	(4,204,065)

Total property, plant and equipment, net	2,560,284	2,544,143

Non-current investments and other assets:
Investments in affiliates	474,502	475,987
Marketable securities and other investments	155,923	186,607
Intangible assets, net	691,651	661,093
Goodwill	217,640	233,680
Other assets	560,139	578,350
Deferred tax assets	273,084	262,855

Total non-current investments and other assets	2,372,939	2,398,572

Total assets	¥7,169,725	¥7,281,834

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437	¥70,233
Short-term borrowings	12,307	1,670
Accounts payable, trade	705,724	594,744
Accrued payroll	55,961	55,663
Accrued interest	713	710
Accrued income taxes	135,418	175,398
Other current liabilities	150,300	149,418

Total current liabilities	1,130,860	1,047,836

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022	170,808
Accrued liabilities for point programs	140,855	127,561
Liability for employees’ retirement benefits	171,221	176,142
Other long-term liabilities	145,202	146,405

Total long-term liabilities	628,300	620,916

Total liabilities	1,759,160	1,668,752

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,609	732,517
Retained earnings	4,112,466	4,288,463
Accumulated other comprehensive income (loss)	(49,112)	(19,133)
Treasury stock	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,368,475	5,574,359
Noncontrolling interests	42,090	38,723

Total equity	5,410,565	5,613,082

Total liabilities and equity	¥7,169,725	¥7,281,834

13

DOCOMO Earnings Release	Six Months Ended September 30, 2013

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
Operating revenues:
Mobile communications services	¥1,606,259	¥1,491,726
Equipment sales	362,368	399,424
Other operating revenues	238,693	307,821

Total operating revenues	2,207,320	2,198,971

Operating expenses:
Cost of services (exclusive of items shown separately below)	475,705	516,630
Cost of equipment sold (exclusive of items shown separately below)	374,282	325,966
Depreciation and amortization	324,216	339,097
Selling, general and administrative	562,008	544,123

Total operating expenses	1,736,211	1,725,816

Operating income	471,109	473,155

Other income (expense):
Interest expense	(910)	(791)
Interest income	728	856
Other, net	(5,341)	8,552

Total other income (expense)	(5,523)	8,617

Income before income taxes and equity in net income (losses) of affiliates	465,586	481,772

Income taxes:
Current	164,771	180,071
Deferred	19,388	4,518

Total income taxes	184,159	184,589

Income before equity in net income (losses) of affiliates	281,427	297,183

Equity in net income (losses) of affiliates, net of applicable taxes	(537)	(30)

Net income	280,890	297,153

Less: Net (income) loss attributable to noncontrolling interests	4,994	3,247

Net income attributable to NTT DOCOMO, INC.	¥285,884	¥300,400

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥68.94	¥72.44

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
Net income	¥280,890	¥297,153
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	9,022	14,130
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	13	(9)
Foreign currency translation adjustment, net of applicable taxes	2,446	15,568
Pension liability adjustment, net of applicable taxes	214	397

Total other comprehensive income (loss)	11,695	30,086

Comprehensive income	292,585	327,239

Less: Comprehensive (income) loss attributable to noncontrolling interests	4,968	3,140

Comprehensive income attributable to NTT DOCOMO, INC.	¥297,553	¥330,379

14

DOCOMO Earnings Release	Six Months Ended September 30, 2013

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Operating revenues:
Mobile communications services	¥796,794	¥741,868
Equipment sales	213,524	186,943
Other operating revenues	124,721	156,586

Total operating revenues	1,135,039	1,085,397

Operating expenses:
Cost of services (exclusive of items shown separately below)	244,108	265,591
Cost of equipment sold (exclusive of items shown separately below)	216,198	148,712
Depreciation and amortization	166,744	172,457
Selling, general and administrative	299,507	272,953

Total operating expenses	926,557	859,713

Operating income	208,482	225,684

Other income (expense):
Interest expense	(449)	(312)
Interest income	356	429
Other, net	(7,617)	3,487

Total other income (expense)	(7,710)	3,604

Income before income taxes and equity in net income (losses) of affiliates	200,772	229,288

Income taxes:
Current	86,030	100,992
Deferred	(3,911)	(12,730)

Total income taxes	82,119	88,262

Income before equity in net income (losses) of affiliates	118,653	141,026

Equity in net income (losses) of affiliates, net of applicable taxes	306	(506)

Net income	118,959	140,520

Less: Net (income) loss attributable to noncontrolling interests	2,626	1,871

Net income attributable to NTT DOCOMO, INC.	¥121,585	¥142,391

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥29.32	¥34.34

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
Net income	¥118,959	¥140,520
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	10,748	2,866
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	7	23
Foreign currency translation adjustment, net of applicable taxes	(19,290)	(334)
Pension liability adjustment, net of applicable taxes	107	251

Total other comprehensive income (loss)	(8,428)	2,806

Comprehensive income	110,531	143,326

Less: Comprehensive (income) loss attributable to noncontrolling interests	2,665	1,822

Comprehensive income attributable to NTT DOCOMO, INC.	¥113,196	¥145,148

15

DOCOMO Earnings Release	Six Months Ended September 30, 2013

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
Cash flows from operating activities:
Net income	¥280,890	¥297,153
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	324,216	339,097
Deferred taxes	17,853	3,409
Loss on sale or disposal of property, plant and equipment	11,293	14,205
Impairment loss on marketable securities and other investments	10,175	354
Equity in net (income) losses of affiliates	1,619	1,048
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	746,920	59,100
(Increase) / decrease in receivables held for sale	(562,330)	(54,088)
(Increase) / decrease in credit card receivables	(5,281)	(5,696)
(Increase) / decrease in other receivables	(276,867)	(12,860)
Increase / (decrease) in allowance for doubtful accounts	2,346	(4,197)
(Increase) / decrease in inventories	(29,672)	(4,156)
(Increase) / decrease in prepaid expenses and other current assets	(12,306)	(16,924)
(Increase) / decrease in non-current installment receivables for handsets	88,075	—
(Increase) / decrease in non-current receivables held for sale	(124,958)	(9,139)
Increase / (decrease) in accounts payable, trade	(69,598)	(64,600)
Increase / (decrease) in accrued income taxes	7,526	39,648
Increase / (decrease) in other current liabilities	5,992	(4,081)
Increase / (decrease) in accrued liabilities for point programs	(18,072)	(13,294)
Increase / (decrease) in liability for employees’ retirement benefits	4,246	4,783
Increase / (decrease) in other long-term liabilities	(21,412)	(40)
Other, net	6,344	9,931

Net cash provided by operating activities	386,999	579,653

Cash flows from investing activities:
Purchases of property, plant and equipment	(285,564)	(250,922)
Purchases of intangible and other assets	(125,615)	(105,767)
Purchases of non-current investments	(6,793)	(13,834)
Proceeds from sale of non-current investments	1,344	3,268
Acquisitions of subsidiaries, net of cash acquired	(18,626)	(8,611)
Purchases of short-term investments	(492,620)	(34,602)
Redemption of short-term investments	382,279	32,576
Short-term bailment for consumption to a related party	—	(70,000)
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	—
Other, net	(2,593)	(4,534)

Net cash used in investing activities	(458,188)	(452,426)

Cash flows from financing activities:
Repayment of long-term debt	(15,819)	(4,748)
Proceeds from short-term borrowings	7,352	7,252
Repayment of short-term borrowings	(5,656)	(19,097)
Principal payments under capital lease obligations	(1,631)	(1,104)
Dividends paid	(116,088)	(124,387)
Other, net	1,680	(1,019)

Net cash provided by (used in) financing activities	(130,162)	(143,103)

Effect of exchange rate changes on cash and cash equivalents	(17)	2,250

Net increase (decrease) in cash and cash equivalents	(201,368)	(13,626)

Cash and cash equivalents at beginning of period	522,078	493,674

Cash and cash equivalents at end of period	¥320,710	¥480,048

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,012	¥877
Cash paid during the period for:
Interest, net of amount capitalized	967	795
Income taxes	158,081	140,790

16

DOCOMO Earnings Release	Six Months Ended September 30, 2013

(4) Notes to consolidated financial statements

i. Going Concern Assumption

None

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Reporting

	Millions of yen
Six months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,128,701	¥78,619	¥2,207,320
Operating expenses	1,641,921	94,290	1,736,211

Operating income (loss)	¥486,780	¥(15,671)	¥471,109

	Millions of yen
Six months ended September 30, 2013	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥2,090,587	¥108,384	¥2,198,971
Operating expenses	1,609,797	116,019	1,725,816

Operating income (loss)	¥480,790	¥(7,635)	¥473,155

	Millions of yen
Three months ended September 30, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,092,873	¥42,166	¥1,135,039
Operating expenses	876,898	49,659	926,557

Operating income (loss)	¥215,975	¥(7,493)	¥208,482

	Millions of yen
Three months ended September 30, 2013	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,033,449	¥51,948	¥1,085,397
Operating expenses	803,400	56,313	859,713

Operating income (loss)	¥230,049	¥(4,365)	¥225,684

There were no transactions between the operating segments. DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

17

DOCOMO Earnings Release	Six Months Ended September 30, 2013

iv. Retrospective application of equity method for an investee

As a result of an application of the equity method for DOCOMO’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification 323 “Investments-Equity Method and Joint Ventures” issued by the Financial Accounting Standards Board. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in DOCOMO’s consolidated financial statements for this retrospective application.

The impacts on “Investments in affiliates,” “Marketable securities and other investments,” “Deferred tax assets,” “Non-current investments and other assets,” “Retained earnings,” “Accumulated other comprehensive income (loss)” and “NTT DOCOMO, INC. shareholders’ equity” in the consolidated balance sheet as of March 31, 2013 were ¥122,477 million, ¥(215,646) million, ¥34,069 million, ¥(59,100) million, ¥(4,607) million, ¥(54,493) million and ¥(59,100) million, respectively.

The impacts on “Other income (expense),” “Income before income taxes and equity in net income (losses) of affiliates,” “Income taxes,” “Equity in net income (losses) of affiliates, net of applicable taxes,” “Net income” and “Net income attributable to NTT DOCOMO, INC.” in the consolidated statement of income for the year ended March 31, 2013 were ¥(8,316) million, ¥(8,316) million, ¥(2,977) million, ¥732 million, ¥(4,607) million and ¥(4,607) million, respectively.

The impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 was ¥ (1.11).

v. Subsequent Event

Stock Split and Adoption of Unit Share System

DOCOMO conducted a stock split and adopted a unit share system on October 1, 2013 in accordance with a decision of the Board of Directors on April 26, 2013.

(Purpose of the stock split and adoption of the unit share system)

Based on the intent of the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, we conducted a 1:100 stock split and adopted a unit share system that sets 100 shares as a share-trading unit. Please note that there was no effective change to the investment units due to the stock split and adoption of the unit share system.

(Stock split)

Method of the stock split—

September 30, 2013 was the record date of the stock split. Each of our common shares held by shareholders whose names were stated or recorded in the latest Register of Shareholders on the record date was split at a ratio of 1:100.

Number of increase in shares due to the stock split—

1) Total number of issued shares before the stock split:	43,650,000 shares	(As of September 30, 2013)
2) Number of increase in shares due to the stock split:	4,321,350,000 shares	(As of October 1, 2013)
3) Total number of issued shares after the stock split:	4,365,000,000 shares
4) Total number of authorized shares after the stock split:	17,460,000,000 shares

18

DOCOMO Earnings Release	Six Months Ended September 30, 2013

Schedule of the stock split—

1) Public notice date of the record date:	September 13, 2013
2) Record date:	September 30, 2013
3) Effective date:	October 1, 2013

(Adoption of the unit share system)

Number of shares constituting one unit—

The number of shares to constitute a share-trading unit became 100 shares.

Schedule for the establishment of the new system—

Effective date: October 1, 2013

(Effect on per share data)

Per share data (“Weighted average common shares outstanding” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.”) in the consolidated statements of income and the impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 in “iv. Retrospective application of equity method for an investee” in notes to consolidated financial statements are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

19

DOCOMO Earnings Release	Six Months Ended September 30, 2013

4. Appendices

(1) Operating Data for 2nd Quarter of the Fiscal Year Ending March 31, 2014

Full-year Forecasts: as revised on October 25, 2013

		Fiscal Year Ended Mar. 31, 2013 Six Months (Apr. - Sep. 2012) Results	Second Quarter (Jul.-Sep. 2012) Results	Fiscal Year Ending Mar. 31, 2014 Six Months (Apr. - Sep. 2013) Results	Second Quarter (Jul.-Sep. 2013) Results	[Ref.] Fiscal Year Ended Mar. 31, 2013 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2014 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	60,787	60,787	61,772	61,772	61,536	63,390
Xi	thousands	6,198	6,198	16,398	16,398	11,566	25,000
FOMA (1)	thousands	54,588	54,588	45,374	45,374	49,970	38,390
Communication Module Service	thousands	2,680	2,680	3,271	3,271	3,169	—
Prepaid Subscriptions	thousands	133	133	45	45	158	—
Packet Flat-rate Services Subscriptions	thousands	37,781	37,781	39,242	39,242	38,704	—
Net Increase from Previous Period (2)	thousands	657	391	236	149	1,407	1,850
Xi	thousands	3,973	2,881	4,832	2,200	9,341	13,430
FOMA (1)	thousands	(3,316)	(2,491)	(4,596)	(2,051)	(7,935)	(11,580)
Churn Rate (2)%		0.77	0.79	0.86	0.86	0.82	—
Number of Handsets Sold (3)	thousands	11,837	6,670	10,473	5,080	23,555	—
i-mode Subscriptions	thousands	37,356	37,356	29,228	29,228	32,688	24,030
sp-mode Subscriptions	thousands	14,289	14,289	21,079	21,079	18,285	27,160
i-channel Subscriptions	thousands	15,172	15,172	12,129	12,129	13,815	—
i-concier Subscriptions	thousands	7,480	7,480	9,336	9,336	8,868	—
DCMX Subscriptions (4)	thousands	13,430	13,430	15,087	15,087	13,845	15,720
ARPU and MOU
Aggregate ARPU (FOMA) (5)	yen/month/subscription	4,900	4,870	4,600	4,590	4,840	4,530
Voice ARPU (6)	yen/month/subscription	1,850	1,810	1,450	1,430	1,730	1,320
Packet ARPU	yen/month/subscription	2,660	2,670	2,670	2,670	2,690	2,700
Smart ARPU	yen/month/subscription	390	390	480	490	420	510
MOU (7)	minute/month/subscription	119	119	108	108	117	—

*	Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 21, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(4)	Inclusive of DCMX mini subscriptions
(5)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”
(6)	Inclusive of circuit-switched data communication
(7)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”

20

DOCOMO Earnings Release	Six Months Ended September 30, 2013

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes Of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU
-Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
-Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” are not included in the ARPU and MOU calculations.

21

DOCOMO Earnings Release	Six Months Ended September 30, 2013

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2014 (Revised Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2014 (Revised Forecasts)	Year ended March 31, 2013	Six months ended September 30,2012	Six months ended September 30,2013
a. EBITDA	¥1,581.0	¥1,569.3	¥806.6	¥826.5

Depreciation and amortization	(713.0)	(700.2)	(324.2)	(339.1)
Loss on sale or disposal of property, plant and equipment	(28.0)	(31.9)	(11.3)	(14.2)

Operating income	840.0	837.2	471.1	473.2

Other income (expense)	2.0	(3.8)	(5.5)	8.6
Income taxes	(333.0)	(334.6)	(184.2)	(184.6)
Equity in net income (losses) of affiliates	(7.0)	(18.0)	(0.5)	(0.0)
Less: Net (income) loss attributable to noncontrolling interests	8.0	10.3	5.0	3.2

b. Net income attributable to NTT DOCOMO, INC.	510.0	491.0	285.9	300.4

c. Operating revenues	4,640.0	4,470.1	2,207.3	2,199.0

EBITDA margin (=a/c)	34.1%	35.1%	36.5%	37.6%
Net income margin (=b/c)	11.0%	11.0%	13.0%	13.7%

Note:   EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

            “Six months ended September 30, 2013” have been revised for the retrospective application of equity method for an investee. Please see “3.(4) Retrospective application of equity method for an investee” on page 18.

ii. ROCE after tax effect
	Billions of yen
	Year ending March 31, 2014 (Revised Forecasts)	Year ended March 31, 2013	Six months ended September 30,2012	Six months ended September 30,2013
a. Operating income	¥840.0	¥837.2	¥471.1	¥473.2
b. Operating income after tax effect {=a*(1-effective tax rate)}	520.0	518.2	291.6	292.9
c. Capital employed	5,765.3	5,470.7	5,408.5	5,719.7

ROCE before tax effect (=a/c)	14.6%	15.3%	8.7%	8.3%
ROCE after tax effect (=b/c)	9.0%	9.5%	5.4%	5.1%

Notes:  Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2013 (or 2012) and 2014 (or 2013)

Capital employed (for six months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2013 (or 2012) and September 30, 2013 (or 2012)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the year ended March 31, 2013 and 2014 (Forecasts) and September 30, 2013 and 2014 was 38.1%.

“Six months ended September 30, 2013” have been revised for the retrospective application of equity method for an investee. Please see “3.(4) Retrospective application of equity method for an investee” on page 18.

iii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes
	Billions of yen
	Year ending March 31, 2014 (Revised Forecasts)	Year ended March 31, 2013	Six months ended September 30,2012	Six months ended September 30,2013
Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes	¥300.0	¥225.6	¥56.2	¥199.3

Irregular factors (1)	—	147.0	147.0	—
Effect of transfer of receivables (2)	—	(242.0)	(254.0)	—
Changes in investments for cash management purposes (3)	—	99.9	(20.3)	(72.0)

Free cash flows	300.0	230.5	(71.2)	127.2

Net cash used in investing activities	(741.0)	(701.9)	(458.2)	(452.4)
Net cash provided by operating activities	1,041.0	932.4	387.0	579.7

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)    Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Net cash provided by operating activities includes the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION for cash management purposes except for the year ended March 31, 2013 and for the six months ended September 30, 2012.

(3)    Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ended March 31, 2013. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2014 due to the difficulties in forecasting such effect.

22

DOCOMO Earnings Release	Six Months Ended September 30, 2013

5. Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)	Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2)	If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)	The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)	Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)	Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)	Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

23

Results for the First Six Months of the Fiscal Year Ending March 31, 2014

October 25, 2013

Results Highlights

Revenues DOWN but income UP year-on-year

Steadfast execution of ¥840 billion full-year operating income guidance

Measures Competitiveness Aimed at Boosting

No. 1 value proposition to customers

Various initiatives/actions to launch an “offensive”

Actions to Propel Growth

Become a “Smart Life Partner” Structural Reform

1

FY2013/1H Results Summary U.S.

GAAP

Revenues down, Income up

from the same period of prior year

Operating revenues: ¥ 2,199.0 billion (Down 0.4% year-on-year)

Operating income: ¥ 473.2 billion (Up 0.4% year-on-year)

Highlights

Packet revenues*: ¥949.3 billion (Up 1.2% year-on-year)

Total handsets sold: 10.47 million (Down 11.5% year-on-year)

Smartphones sold: 6.32 million (Down 1.9% year-on-year)

Smartphone users: 21.57 million (Up 47% from Sept. 30, 2012)

Xi subscriptions: 16.40 million (Up 2.6-fold from Sept. 30, 2012)

Consolidated financial statements in this document are unaudited

*: Definition of items comprising packet revenues was changed beginning with the financial result presentation for FY2012

2

Selected Financial Data U.S. GAAP

FY2012/1H FY2013/1H Changes

(Billions of yen) (1) (2) (1) (2)

Operating revenues 2,207.3 2,199.0 -8.3

Operating expenses 1,736.2 1,725.8 -10.4

Operating income 471.1 473.2 +2.0

Net income attributable to 285.9 300.4 +14.5

NTT DOCOMO, INC.

EBITDA margin (%) *1 36.5 37.6 +1.1

Capital Expenditures 361.0 301.8 -59.2

Free Cash Flow*1 *2 56.2 199.3 +143.1

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in this document and the IR page of our website, www.nttdocomo.co.jp *2: Free cash flows exclude the effects of uncollected revenues due to bank holidays at the end of the period, uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION and changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

3

Key Factors Behind YOY Changes in Operating Income

U.S. GAAP


¥471.1 billion
Increase in mobile communications services revenues*1*3: Up ¥19.3 billion
Impact of "Monthly Support" discounts: Down ¥133.8 billion
Increase in other operating revenues*3: Up ¥69.1 billion
Increase in equipment sales revenues: Up ¥37.1 billion
Decrease in equipment sales expenses*2: Down ¥60.0 billion
Increase in depreciation/amortization, loss on disposal of property, plant, equipment & intangible assets: Up ¥24.5 billion
Increase in other expenses: Up ¥25.1 billion
¥473.2 billion
Efficient use of sales promotion & other expenses: Improved by ¥97.1 billion
Savings through structural reform: ¥67 billion
• Equipment sales expenses (Down ¥13 billion)
• Depreciation/amortization/loss on disposal of property, etc. (Down ¥19 billion)
• Other expenses (Down ¥35 billion)
Operating revenues: Down ¥8.3 billion
Operating expenses: Down 10.4 billion
FY2012/1H
FY2013/1H

*1: Excluding impact of "Monthly Support" discounts *2: Sum of cost of equipment sold and commissions to agent resellers
*3: Definitions of some operating revenues items were changed beginning with FY2012 financial results presentation.

4

Total Handsets/Smartphone Sales

(Million units)

% of smartphones:

% of smartphones: 60%

54%

Total handsets sold:

11.84 Total handsets sold:

10.47

Smartphones: Smartphones:

6.44 6.32

FY2012/1H FY2013/1H

Focused on selling smartphones

5

New Subscriptions/Net Adds

(Million subs)

New subs New subs

3.44 3.42

Net adds

0.66 Net 0.24 adds

FY2012/1H FY2013/1H

No. of new subs was comparable to the same period of prior year Aim to secure higher number of net adds in FY2013/2H

6

Churn Rate/MNP

Churn Rate

1.0

0.86%

0.8

0.6

0.4

0.2

0.0

12/1Q 2Q 3Q 4Q 13/1Q 2Q 3Q 4Q

(planned)

MNP

(Million subs) (planned)

12/1Q 2Q 3Q 4Q 13/1Q 13/2Q 3Q 4Q

0.0

-0.1

-0.2

-0.3

-0.4

-0.39

-0.5

-0.6

Aim for improvement of churn rate and MNP performance

7

Xi LTE Subscriptions

(Million subs)

30

25.00

25

20

16.40

15

10

5

0

Jun. 30, Sept. 30, Dec. 31, Mar. 31, Jun. 30, Sept. 30, FY13

2012 2012 2012 2013 2013 2013 (Full-year

forecast)

Recording increase steady

8

Smartphone Users

(Million subs)

30

27.00

25

21.57

20

15

10

5

0

Jun. 30, Sept. 30, Dec. 31, Mar. 31, Jun. 30, Sept. 30, FY13

2012 2012 2012 2013 2013 2013 (Full-year

forecast)

No. of smartphone users approaching almost half of our total handset users

ARPU (Exclusive of “Monthly Support” Impact)

(Yen)

5,210

5,130 +90

Smart ARPU

-190 +180

Voice ARPU Packet ARPU

FY2012/1H FY2013/1H

Achieve a rebound leveraging smartphones

*For an explanation of ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document

FY2013 Operating Income (Guidance)

Steadfast execution of ¥840 billion income guidance

Key factors:

Revenue increase through expansion of smartphone user base Promotion of cost reduction

Results Highlights

Revenues DOWN but income UP year-on-year

Steadfast execution of ¥840 billion full-year operating income guidance

Measures competitiveness Aimed at Boosting

No. 1 value proposition to customers

Various initiatives/actions to launch an “offensive”

Actions to Propel Growth

Become a “Smart Life Partner” Structural Reform

No. 1 Value Proposition to Customers

Billing plans/ sales channel

No. 1 docomo customer Shop satisfaction =

Devices

The best product lineup

Network

quad High -band -speed network

Services

Rich available set of services from DOCOMO uniquely

Promotions/Billing Measures

Prepared a rich set of programs to allow use at affordable rates

For existing subscribers

iPhone switch discount

Plus iPhone discount

Xi Kake-hodai 50% off campaign

For subscribers switching

from other carriers

For students

iPhone

trade-in program

Switch-to-DOCOMO

discount

Xi Kake-hodai Switch-to-DOCOMO

50% off campaign student discount

Welcome-back-to-

DOCOMO discount

Promotions/Billing Measures Also enhance the offers for long-term users

Discount programs for handset upgrade

Discount for first time smartphone users

Smartphone discount program for long-term users subscribing to DOCOMO for over 10 years

The longer the subscription period,

the greater the privileges

Condition for

determining stage Point awarded for every ¥1,000 spent

DCMX Gold subscriber 100 pt

Over 15 years 25 pt Extra 20

Over 10 years 20 pt Extra points by

Subscription 5 points by subscribing

Over 8 years 15 pt subscribing to DCMX

to

Over 5 years 10 pt to services specific * Extra 5

points by

DOCOMO Less than 5 years 5 pt subscribing

to DCMX

*	Smartphone/tablet users: Subscription to “Anshin Pack” or “Osusume Pack” + Registration for receiving “MyInfoMail”

Other mobile phone users: Subscription to “Mobile Phone Protection & Delivery Service” or “i-concier” + Registration for receiving “MyInfoMail”

Effects of “Welcome-Back-to-DOCOMO” Discount Package

Gained broad recognition and influenced user’s purchase decision

Recognition rate

“Aware of the program”

80%

% of users who knew about the program influenced by the program upon purchase*

“Program influenced purchase decision” 62%

*Percentage of subscribers who responded that “the ‘Welcome-Back-to-DOCOMO Discount’ program influenced their purchase decision to total subscribers who were aware of the program Based on an in-house survey on ex-DOCOMO subscribers porting back to DOCOMO for the purchase of iPhone (Survey period: Sept. 20-Oct. 6, 2013, Sample size = 441 users)

docomo Shop: Ranked No. 1 Sales Channel

docomo Shop=No. 1 overall satisfaction

Awarded highest score in 6 out of total 7 individual satisfaction survey items

- Staff attitude
- Responsiveness
- Speed of response
- Shop pleasantness
- Ease of seeing/ trying products
- Richness of exhibits
- Waiting time


NTT



* Based on an in-house survey of customers who have visited each carrier's shop during the three-month period preceding the survey (Survey period: Aug. 26-30, 2013)
Survey sample size: DOCOMO=587 users, au=432 users, SoftBank= 345 users

17

DOCOMO Call Center Also Ranked No. 1

Newly established dedicated call center for iPhone

* Based on an in-house survey of customers who have used the call center of each carrier during the three-month period preceding the survey (Survey period: Aug. 26-30, 2013) Survey sample size: DOCOMO=186 users, au=164 users, SoftBank= 133 users

After iPhone Launch (1)

MNP Performance

(After iPhone launch)

Port-ins Port-outs net net net net

MNP improved by 54%

MNP improved by 33%

FY12 FY13 FY12 FY13

Week 1 of launch Week 3 of launch

Service enrichment

(e.g., sp-mode mail, etc.)

After iPhone Launch (2)

Satisfaction of users switching to DOCOMO

in comparison with previous carrier

“Slightly worse”

“Worse”

“Significantly

worse”

“Significantly

“Neither better better”

nor worse” “Better”

“Slightly better”

65%

Top reason: Broader coverage

(76% of total respondents)

*Based on an in-house survey of port-in subscribers switching to a DOCOMO iPhone (Survey period: Sept. 20-29, 2013) Survey sample size=147 users

Android Device: Sales Record

DOCOMO controls a predominant market share

Market share of Android devices sold at mass retailers

(Apr-Aug. 2013 cumulative)

DOCOMO 67%

* Market share of Android devices among top 4 carriers in Japan in the mobile phone category, based on a survey of track record of sales at major mass retailers across Japan by GfK Japan (tablet devices not included)

Uniquely State-of -Available the-Art Android from DOCOMO Lineup

Advanced IGZO smartphone with full-HD 5-inch display

Smartphone designed for stress-free use with WhiteMagicTM display

SH-01F F-01F SO-02F

Smartphone perfectly fitting your palm, equipped with super-high resolution, function-rich camera

DOCOMO’s LTE Network

Quad-band LTE

2GHz 800MHz 1.7GHz 1.5GHz

World’s fastest 150Mbps*

*Based Osaka and on transmission Nagoya regions. speed The of above LTE network. maximum According transmission to publicly speed disclosed of 150Mbps data is of the each theoretical company maximum (as of October download 2013) speed . 150Mbps as specified service in is the currently LTE technical provided standard, in limited and areas the actual of Tokyo, rate may vary depending on the communications environment.

Xi LTE: Base Station Roll-Out Plan

(Doubling no. of installations in 1 year)

Rapidly expanding LTE coverage

No. of Xi LTE base stations

Over 50,000

37,000

24,400

March 31, 2013 September 30, 2013 March 31, 2014

(Planned)

Xi LTE: Speed Enhancements High-speed areas expanding at a rapid pace

Base stations compatible with Cities where 112.5Mbps service Base stations compatible

75Mbps or higher rates is introduced with 150Mbps

Mar. 31, 2014 (planned): Mar. 31, 2014 (planned): Mar. 31, 2014 (planned):

40,000 300 cities 500

6-fold 9-fold

Sept. 30, 2013: Sept. 30, 2013: September 2013:

28,000 180 cities Service launch

Mar. 31, 2013: Mar. 31, 2013:

6,900 33 cities

DOCOMO Xi LTE: Speed Enhancements 150Mbps service areas expanding progressively

Mar. 31, 2015

(planned)

No. of base stations: 2,000

Mar. 31, 2014

(Planned)

No. of base stations: 500

Dec. 31, 2013

(planned)

All Yamanote Line stations

Ikebukuro

Shinjuku Ueno

Shibuya Tokyo

Roppongi

Oct. 31, 2013

Harajuku

Sakae Yokohama

Kyoto Kobe

Umeda

DOCOMO Xi LTE: 3 Key Strengths

(1)	Quad-band LTE

- Bandwidth allocated for LTE in Tokyo/Nagoya/Osaka planned to be doubled by April 2014*

- Start using an additional band in 700MHz as the “Fifth LTE spectrum band” (from January 2015)

(2)	6-sector base station

- Realizes communication capacity effectively worth 6 base stations with a single site

(3)	Accumulated technological expertise

- Network optimization know-how for meticulous coverage

- Largest ownership of essential patents among all carriers in the world

*	Compared to the LTE bandwidth before Sept. 20, 2013

Results Highlights

Revenues DOWN but income UP year-on-year Steadfast execution of ¥840 billion full-year operating income guidance

Measures competitiveness Aimed at Boosting

No. 1 value proposition to customers

Various initiatives/actions to launch an “offensive”

Actions to Propel Growth

Become a “Smart Life Partner” Structural Reform

Become a “Smart Life Partner”

As a Smart Life Partner, we will help customers and their family find greater happiness in their lives and society

Total assistance, from

strolling to driving to

overseas travel

Easy and speedy

transaction, anytime

and anywhere Allow you to enjoy the

content of your choice

Provision of

Add more color to life environment-friendly

through various services services

Easy solution for linking people with

everyday health community and future

management Learning assistance

for everyone,

regardless of age or Ensure worry-free use

usage environment by users of all age

groups through

meticulous support

docomo Shop/Call center Devices Payment/Loyalty points Personalized services Network R&D

“docomo Mail”

Enables device-free access through the use of cloud technology

Oct. 24, 2013

Service Launch* “docomo Mail”

server

Smartphone Tablets PCs

*	Device-free access will be available after November 2013.

Enrichment of DOCOMO-Unique Services All accessible from iPhone!

dmarket

New!

dfashion dtravel dkids

dmarket Usage

Subscribers growing at a favorable pace

Total subscriptions to

“dvideo”, “dhits”, “danime store”

(Million subs)

7.01

6.53

11/3Q 4Q 12/1Q 2Q 3Q 4Q 13/1Q 2Q

“dvideo”

4.46 million subs

“dhits”

1.55 million subs

“danime store”

1.01 million subs

Total “dmarket” transactions (FY2013/1H):

¥27 billion

Capital Alliance with ABC HD* Bring mobile innovation to learning

Cooking course total membership : 290,000

Courses Cooking Health Learning

Support out-of-class activities with mobile cloud

Collaboration among DOCOMO group companies

Home/

Cooking Health Learning

Outdoors

*	Consummation of equity investment: January, 2014 (planned) Investment ratio: 51%

MOOC

Creation of new learning service

Flipped MOOC × learning

JMOOC

Univ. of Tokyo

Verify acceptability Verify viability of Verify efficacy of

of MOOC in Japan peripheral business flipped learning

* MOOC: Abbreviation for Massive Open Online Course. An education service in which the lectures of prominent universities/professors in the United States and elsewhere are publicly provided as open online courses, participated by some 200,000 people from around the world. Certificate will be granted upon successful completion of the course.

Global Business Deployment Business deployment based on maturity of each market

Stage 1 Stage 2 Stage 3

Voice Mobile Internet Smartphone

Service Services/ Overseas of “Smart deployment Life” Mutual

PF distribution application

Global deployment of platform

authentication) (Payment/ Platform e-commerce, payment business in Europe

Global enterprise support

Enterprise marketing, M2M

Strengthen alliance with leading carriers

Network Strengthen carrier alliance

Mutual utilization of customer base

Joint creation of smart-life services

New Business Revenues: Progress

¥ 1trillion

(Billions of yen)

Others

700 Finance/Payment

Approx. 250

Approx. 180

Commerce

310 Approx. 220 Approx. 300

Approx. 70

Approx. 110 Approx. 160

Media/Content

Approx. 70 Approx. 300

Approx. 60 Approx. 140

FY2013/1Q 1Q+2Q FY2013 (Full- FY2015

cumulative year forecast) (Target)

Recording steady increase

Cost Efficiency Improvement

Favorable progress so far. Continue efforts for further improvement

FY12+13

(cumulative)

FY12 FY13/2Q (forecast)

Cost

reduction ¥50 billion

¥67 billion ¥160 billion

FY13:

¥110 billion

(forecast)

*Cost reduction compared to the level of FY2011

Business Structure Reform/Reconstruction Group-wide restructuring to prepare for the next phase

Studies under way for implementation in FY2014/2Q or beyond

Objectives Faster decision making More efficient business management

- Boost competitiveness of mobile business

- Accelerate actions in new business fields

Business reform

Shift resources to focus areas

(New business domains, corporate marketing)

Optimization of Group formation

Become a Smart Life Partner

NTT DOCOMO Group

25 function-sharing subsidiaries

Before Closing…

FY2013/1H

Recorded decrease in revenues but increase in income over the same period of previous fiscal year as a result of properly prioritized sales initiatives and cost-cutting efforts. Made favorable progress toward achievement of full-year operating income target.

FY2013/2H:

Leverage our strengths to the fullest as the competitive environment enters a new stage:

A more powerful device lineup

Reliable network underpinned by technological expertise

Wide variety of services and competitive billing/discount plans

No.1-ranking sales/after-sales support channel

Aim for robust growth over the medium term by establishing competitive advantage and further promoting structural reforms

NTT docomo

Appendices

Operating Revenues

U.S.

GAAP

(Billions of yen)

4,640.0 4,640.0

2,207.3 2,199.0

FY2013 (Revised FY2013

FY2012/1H FY2013/1H Forecast) (Initial full-year forecast)

Mobile communications services revenues 1,606.3 1,491.7 2,961.0 2,990.0

Other operating revenues 238.7 307.8 672.0 664.0

Equipment sales revenues 362.4 399.4 1,007.0 986.0

“International services revenues” are included in “Mobile communications services revenues”

Operating Expenses

U.S. GAAP

(Billions of yen)

3,800.0 3,800.0

1,736.2 1,725.8

FY2013 (Revised FY2013

FY2012/1H FY2013/1H forecast) (Initial full-year forecast)

Personnel expenses 138.0 142.7 286.0 292.0

Taxes and public duties 19.5 19.6 38.0 38.0

Depreciation and amortization 324.2 339.1 713.0 725.0

Loss on disposal of property, plant and 22.5 32.1 65.0 60.0

equipment and intangible assets

Communication network charges 108.5 107.2 191.0 185.0

Non-personnel expenses 1,123.5 1,085.1 2,507.0 2,500.0

(Incl) Revenue-linked expenses 609.9 561.0 1,375.0 1,349.0

(Incl) Other non-personnel expenses 513.6 524.1 1,132.0 1,151.0

*Revenue linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

Capital Expenditures

U.S.

GAAP

(Billions of yen)

700.0 700.0

700

600

500

361.0 400

301.8

300

200

100

FY2013 (Revised FY2013

FY2012/1H FY2013/1H forecast) (Initial full-year forecast)

Mobile phone business (LTE) 86.9 150.6 370.0 356.0

Mobile phone business (FOMA) 114.1 39.2 68.0 70.0

Mobile phone business (other) 92.2 66.6 132.0 139.0

Other (information systems, etc) 67.8 45.4 130.0 136.0

Operational Results & Forecasts

FY2013

FY2012/1H FY2013/1H Changes Revised full-year

(1)	(2) (1)→(2) forecast

(Announced Oct. 25, 2013)

Number of subscriptions (thousands) 60,787 61,772 985 63,390

FOMA 54,588 45,374 -9,215 38,390

Xi 6,198 16,398 10,200 25,000

i-mode 37,356 29,228 -8,127 24,030

sp-mode 14,289 21,079 6,790 27,160

Communication module service 2,680 3,271 591 -

Net additional subscriptions (thousands) 657 236 -421 1,850

Total handsets sold 11,837 10,473 -1,364 -

Handsets sold New Xi subscription 1,157 1,883 725 -

(thousands) Change of subscription

Xi from FOMA 2,994 3,604 610 -

Cellular (Including Xi handset upgrade by Xi

handsets sold subscribers 176 933 757 -

without New FOMA subscription 2,280 1,533 -747 -

phone involving sales FOMA Change of subscription 10 30 20 -

by DOCOMO) from Xi

FOMA handset upgrade 5,220 2,491 -2,730 -

by FOMA subscribers

Churn rate (%) 0.77 0.86 0.09 -

Aggregate ARPU (yen) 4,900 4,600 -300 4,530

Voice ARPU (yen) 1,850 1,450 -400 1,320

Packet ARPU (yen) 2,660 2,670 10 2,700

Smart ARPU (yen) 390 480 90 510

MOU (minutes) 119 108 -11 -

Principal Services: Miscellaneous Data

FY2013/1Q FY2013/2Q Changes

(1)	(2) (1)→(2)

dmarket

dvideo subscriptions (Millions) 4.46 4.46 -

dhits subscsiptions (Millions) 1.25 1.55 0.30

danime store subscriptions (Millions) 0.81 1.01 0.20

dmusic cumulative downloads (Millions) 23.72 26.50 2.78

dbook cumulative downloads (Millions) 151.36 167.70 16.34

docomo Service Pack

Osusume Pack subscriptions (Millions) 0.84 1.42 0.58

Anshin Pack subscriptions (Millions) 1.36 2.63 1.27

Other new businesses

Karada-no-Kimochi subs (Millions) 0.06 0.23 0.17

NOTTV subscriptions (Millions) 1.22 1.48 0.26

Aggregate ARPU/MOU

: Voice ARPU : Packet ARPU : Smart ARPU

(Yen)

4,930 4,870 4,850

370 390 420 4,670 4,610 4,590 4,530

460 460 490 510

2,660 2,670 2,720

2,690

2,680 2,670 2,700

1,900 1,810 1,710 1,520 1,470 1,430 1,320

FY12/1Q 2Q 3Q 4Q FY13/1Q 2Q FY13 (full-year

forecast)

Revised

MOU 119 119 118 110 109 108

(Minutes)

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation regarding the definition and calculation methods of ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document

Aggregate ARPU

(Exclusive of “Monthly Support” Impact)

(Yen)

: Voice ARPU (Excl. “Monthly Support” impact)

: Packet ARPU (Excl. “Monthly Support” impact)

: Smart ARPU

: “Monthly Support” impact on voice ARPU

: “Monthly Support” impact on packet ARPU

5,110 5,160 5,240 5,180 5,190 5,240 5,250

(180) (290) (390) (510) (580) (650) (720)

370 390 420 460 460 490 510

(40)	(80) (110) (170) (210) (240) (270)

2,700 2,750 2,830 2,860 2,890 2,910 2,970

(140) (210) (280)

(340) (370) (410) (450)

2,040 2,020 1,990 1,860 1,840 1,840 1,770

FY12/1Q 2Q 3Q 4Q FY13/1Q 2Q FY13 (full-year forecast) Revised

* Numbers in parentheses indicate impact of “Monthly Support” discounts

Smart	ARPU is not impacted by “Monthly Support” discounts

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation of ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Method

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” are not included in the ARPU and MOU calculations.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

Billions of yen

	Year ending March 31, 2014 (Revised Forecasts)	Year ended March 31, 2013	Six months ended September 30,2012	**Six months ended September 30,2013**
a. EBITDA	¥ 1,581.0	¥ 1,569.3	¥ 806.6	**¥ 826.5**
Depreciation and amortization	(713.0)	(700.2)	(324.2)	**(339.1)**
Loss on sale or disposal of property, plant and equipment	(28.0)	(31.9)	(11.3)	**(14.2)**
Operating income	840.0	837.2	471.1	**473.2**
Other income (expense)	2.0	(3.8)	(5.5)	**8.6**
Income taxes	(333.0)	(334.6)	(184.2)	**(184.6)**
Equity in net income (losses) of affiliates	(7.0)	(18.0)	(0.5)	**(0.0)**
Less: Net (income) loss attributable to noncontrolling interests	8.0	10.3	5.0	**3.2**
b. Net income attributable to NTT DOCOMO, INC.	510.0	491.0	285.9	**300.4**
c. Operating revenues	4,640.0	4,470.1	2,207.3	**2,199.0**
EBITDA margin (=a/c)	34.1%	35.1%	36.5%	**37.6%**
Net income margin (=b/c)	11.0%	11.0%	13.0%	**13.7%**

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

Billions of yen

	Year ending March 31, 2014 (Revised Forecasts)	Year ended March 31, 2013	Six months ended September 30,2012	**Six months ended September 30,2013**
"Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes"	¥ 300.0	¥ 225.6	¥ 56.2	**¥ 199.3**
Irregular factors (1)	-	147.0	147.0	**-**
Effect of transfer of receivables (2)	-	(242.0)	(254.0)	**-**
Changes in investments for cash management purposes (3)	-	99.9	(20.3)	**(72.0)**
Free cash flows	300.0	230.5	(71.2)	**127.2**
Net cash used in investing activities	(741.0)	(701.9)	(458.2)	**(452.4)**
Net cash provided by operating activities	1,041.0	932.4	387.0	**579.7**

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Net cash provided by operating activities includes the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION for cash management purposes except for the year ended March 31, 2013 and for the six months ended September 30, 2012.

(3) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities includes changes in investments for cash management purposes except for the year ended March 31, 2013. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2014 due to the difficulties in forecasting such effect.

50

NTT docomo

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Company names, product names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC. or their respective organizations.

iPhone is a trademark of Apple Inc.

The iPhone trademark is used under a license from Aiphone K.K.